Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022

October 19, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Robert Burnett, Staff Accountant
Mail Stop 3561

Re;	Design Source, Inc.
Item 401(a) Form 8-K
Filed October 10, 2007
File No. 0-52089

Dear Mr. Burnett:

On behalf of our client, Design Source, Inc. (the “Company”), a Nevada corporation, and pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we hereby submit via EDGAR transmission, an Amendment (the “Amendment”) to the Current Report on Form 8-Kof the Company filed on October 10, 2007 (the “Current Report”), including an exhibit thereto.

By letter dated October 12, 2007 (the “Comment Letter”) from Mr. Robert Burnett, Staff Accountant, the Company was informed of the comments of the staff with respect to the Current Report. Set forth below is a brief description of the responses to the Comment Letter. Numbered references are to the numbered paragraphs of the Comment Letter.

1. Complied with. The disclosure has been revised to state there were no disagreements or reportable events through October 8, 2007.

2. Complied with. The first paragraph has been revised to state that the Company dismissed Williams & Webster.

3. Complied with. The disclosure has been revised to state that the Company engaged Sherb & Co. for the fiscal year ending March 31, 2008.

Please note that we forwarded a copy of the Amendment to the former accountants for their review prior to filing the Amendment. A letter from the former accountant is being filed as Exhibit 16 to the Amendment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the staff to be satisfactory responses to the comments contained in the Comment Letter. If the staff has any questions or comments with respect to the changes made to the Current Report by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Kenneth S. Goodwin

Kenneth S. Goodwin